NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andy Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

January 9, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ameen Hamady
Jennifer Monick
Stacie Gorman
Maryse Mills-Apenteng

RE:	Pono Capital Three, Inc.
Registration Statement on Form S-1
Filed November 10, 2022
File No. 333-268283

Ladies and Gentlemen:

On behalf of Pono Capital Three, Inc. (the “Company”), we are hereby responding to the letter dated December 7, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on November 10, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1

Cover Page

If we seek shareholder approval…, page 35.

1.	We note disclosure that your sponsor, officers, directors, advisors and their affiliates may purchase shares in the open market from public shareholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 20, 36, 87-88 and 94 of the Amendment No. 1 to S-1.

We may issue our shares to investors in connection with our initial business combination…, page 48

2.	We note your risk factors disclosure on page 48 that you may issue shares to investors in PIPE transactions at less than the market price at that time. Please expand your disclosure to describe how the terms of financings may impact public shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 48 of the Amendment No. 1 to S-1.

Management, page 101

3.	For each director or director nominee, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as director. Refer to Item 401(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 102-103 of the Amendment No. 1 to S-1.

Principal Shareholders, page 113

4.	Please revise to clarify who has or shares voting and dispositive control over the shares held by the Sponsor. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 114 of the Amendment No. 1 to S-1.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew Tucker at (202) 689-2987.

Very truly yours,

/s/ Andrew Tucker

Andrew Tucker

cc: Davin Kazama, Chief Executive Officer, Pono Capital Three, Inc.